June 28, 2017

Era Anagnosti

Gus Rodriguez

Marc Thomas

Jessica Livingston

Dieter King

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PPDAI Group Inc.
Revised Draft Registration Statement on Form F-1
Submitted on May 4, 2017
CIK No. 0001691445

Dear Ms. Anagnosti, Ms. Livingston, Mr. Rodriguez and Mr. Thomas:

On behalf of our client, PPDAI Group Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 20, 2017. Concurrently with the submission of this letter, the Company is submitting a revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential non-public review pursuant to the Jumpstart Our Business Startups Act.

Securities and Exchange Commission

June 28, 2017

To facilitate the Staff’s review, we have separately delivered to the Staff today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the draft registration statement confidentially submitted to the Commission on May 4, 2017.

The Company respectfully advises the Staff that it plans to address all the comments from the Staff and request effectiveness of the Registration Statement before the end of August 2017, and would greatly appreciate the Staff’s continuing support and assistance.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Overview

1.	You disclose that you have developed an active secondary loan market in several instances. However, you disclose that the total transaction volume in your secondary loan market was RMB324.2 million (US$46.7 million) equal to approximately 1.6% of your loan origination volume in 2016 on page 123. Please revise to discuss the apparently small transaction volume in the secondary market in relation to your loan origination volume in 2016, the reasons you believe that there is an active secondary market for your loans and whether the level of liquidity in the secondary loan market fluctuates or is relatively stable.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 78, 114 and 125 of the Revised Draft Registration Statement.

Summary Consolidated Financial Data, page 12

2.	We note your response to comment 2. Please revise to present this information consistently in both MD&A and in the Statement of Comprehensive Income/(Loss).

In response to the Staff’s comment, the Company has revised the disclosure on pages 82 and F-19 of the Revised Draft Registration Statement.

Securities and Exchange Commission

June 28, 2017

3.	We note your response to comment 4. Please tell us the amount of time lag which occurs when funds are received from investors and are ultimately invested and when funds are received from borrowers for loan repayments and are disbursed to investors.

The Company respectfully advises the Staff that the amount of time lag between the moment when funds are received from investors and are ultimately invested varies among investors and is highly dependent on each individual investor’s investment behavior, such as how long it takes for an investor to deploy funds transferred into his or her account with the Company and how such funds are deployed, whether in whole, in part or spread out over a period of time. As such, the Company believes that such figures would not assist investors in gaining a better understanding of the Company’s business.

Similarly, the amount of time lag between the moment when funds are received from borrower for loan repayments and are disbursed to investors is also highly dependent on each individual borrower’s behavior. Funds received from borrowers for loan repayments are generally disbursed to the relevant investors on the loan repayment date. If a borrower deposits funds into his or her account with the Company for loan repayment ahead of the repayment date, such funds will only be released to investors on the repayment date, not earlier. Thus, the time lag between receipt and disbursement of the funds also varies among borrowers.

Risk Factors, page 15

We rely on our proprietary credit-scoring model in assessing the creditworthiness of our borrowers and the risks associated with loans…, page 19

4.	We note your response to comment 6. Please revise to clearly indicate that a borrower has a determined credit limit for each individual loan on the company’s platform. In addition, the disclosures should identify each of the factors considered when determining the credit limits for each loan product and whether a new Magic Mirror credit score is generated each time the borrower requests a loan.

In response to the Staff’s comment, the Company has revised the disclosure on pages 20 and 129 of the Revised Draft Registration Statement.

5.	The fair value change in your financial guarantee derivatives classified in other income represented RMB146,653 of your RMB549,757 of profit before income tax in 2016. Please disclose that a significant percentage of your profits before income tax have been and could be based on more subjective Level 3 valuations.

In response to the Staff’s comment, the Company has added a new risk factor on page 22 of the Revised Draft Registration Statement.

Securities and Exchange Commission

June 28, 2017

Loan Performance Data, page 80

6.	We note your tabular disclosures of delinquencies for the various periods presented. Please confirm that the amounts used in the related ratios are the total amounts related to that loan and not just the past due payment(s).

The Company hereby confirms that as disclosed on pages 80-81 of the Revised Draft Registration Statement, the numerator used in computing the delinquency rate is the total outstanding balance of principal for the delinquent loans and not just the past due amounts.

7.	Please revise to provide tabular information regarding the amounts of your delinquencies for each of the periods presented.

In response to the Staff’s comment, the Company has added tabular information to page 82 of the Revised Draft Registration Statement.

8.	We note the response to comment 9. As it relates to handy cash loans, please address the following:

•	Tell us the amount of revenue recognized in 2015 and 2016 related to handy cash loans and separate the amounts recognized related to extensions;

The Company respectfully advises the Staff that handy cash loans were launched in April 2016, and therefore no revenue was recognized in relation to handy cash loans in 2015. In 2016, the Company recognized RMB65.6 million (US$9.5 million) revenue related to handy cash loans, of which RMB6.1 million (US$0.9 million) was in relation to extensions.

•	Disclose whether the terms of the handy cash loans change if there is an extension;

The Company respectfully advises the Staff that the terms of the extended handy cash loans will remain the same, except that an extension fee, as disclosed on page 121 of the Revised Draft Registration Statement, will be applied to the extended loans. The Company has revised the disclosure on page 121 of the Revised Draft Registration Statement to include the foregoing information.

Securities and Exchange Commission

June 28, 2017

•	Disclose how revenue is recognized since no payments are due on handy cash loans until loan maturity;

The Company respectfully advises the Staff that as disclosed on page 121 of the Revised Draft Registration Statement, the interest, transaction fee and quality assurance fund contribution of a handy cash loan are collected upfront. The revenue recognition policy for handy cash loans is the same as that for other single loans, which has been elaborated in detail on pages 97 and 98 of the Revised Draft Registration Statement.

•	Disclose whether there is a new credit evaluation done when a loan is extended;

The Company respectfully advises the Staff that no new credit evaluation will be carried out when a loan is extended. In response to the Staff’s comment, the Company has revised the disclosure on page 121 of the Revised Draft Registration Statement.

•	Disclose if the borrower can take out another loan during the extension period; and

The Company respectfully advises the Staff that a borrower has the option to take out another loan during the extension period of his or her handy cash loans under the Company’s current credit limit rules. In response to the Staff’s comment, the Company has revised the disclosure on page 20 of the Revised Draft Registration Statement.

•	Disclose how the 3% extension fee is paid by the borrower when there is an extension request made.

In response to the Staff’s comment, the Company has revised the disclosure on page 121 of the Revised Draft Registration Statement.

9.	You define the delinquency rate as the balance of the outstanding principle of loans that were 15 to 29, 30 to 59, 60 to 89 and 90 to 179 days past due. Please disclose the delinquency rate of loans past due 90 to 119 days, 120 to 159 days and 160 to 179 days past due for 2015 and 2016.

In response to the Staff’s comment, the Company has revised the disclosure on page 81 of the Revised Draft Registration Statement.

Results of Operations

Other Revenue, page 83

10.	You disclose that your collection fee increased as a percentage of total loan principal that became delinquent during 2016 due to an adjustment in your collection policy in 2015. Please disclose the nature of the adjustment to your collection policy and the impact the adjustment in your collection policy had on your other revenues.

In response to the Staff’s comment, the Company has revised the disclosure on page 84 of the Revised Draft Registration Statement.

Securities and Exchange Commission

June 28, 2017

Origination and Servicing Expenses, page 84

11.	We note your response to prior comment 12 and the disclosure on page 95 that you recognize revenue from single loans for the post-facilitation service based on your best estimate of selling prices. Please tell us what your best estimate of selling price for post-facilitation service is and discuss how it compares to the publicly available information about service fees referenced in your response.

The Company respectfully advises the Staff that as stated in the Company’s response to prior comment 12, none of the companies with publicly available information discloses the components included in the fee charged, nor do they disclose the allocation between the loan matching and servicing components. Therefore, the Company does not believe it is appropriate to compare the publicly available information about service fees to the best estimate of selling price for post-facilitation service. Rather, the Company believes the considerations previously noted and disclosed on page 97 of the Revised Draft Registration Statement, in particular, the costs and a margin that is considered appropriate related to such services, are most relevant in estimating the selling prices. Consequently, the amount allocated to the post-facilitation service reflects this best estimate.

Critical Accounting Policies, Judgments and Estimates

Incentives, page 97

12.	We note your response to prior comment 19 and your disclosure that the amount of incentives paid in 2016 was RMB47.2 million. Please tell us the total cash incentives you offered and an investor accepted in the form of additional monthly interest over the life of a loan that were unpaid, if any, as of December 31, 2016.

The Company respectfully advises the Staff that as disclosed on page 99 of the Revised Draft Registration Statement, the Company recorded the cash incentives offered to investors as part of the monthly payments to investors as a reduction of revenue on an ongoing basis over the term of the loan. As of December 31, 2016, the accrued liability for unpaid cash incentives offered to investors in the form of additional monthly interest was RMB4.8 million (US$0.7 million), which represents the amount that the Company is legally obligated to pay out as of the year end.

Securities and Exchange Commission

June 28, 2017

Revenue Recognition, page 91

13.	We note your response to comment 14. We note the various changes made which address a borrower’s participation in the quality assurance protection program. In order to address the numerous changes made in regard to participation (i.e. whether mandatory or voluntary), please revise to provide in tabular format, the participation requirements at December 31, 2016, February 1, 2017 and April 1, 2017 for each of the different credit levels. The information presented should clearly indicate whether participation is required or voluntary for each credit level affected at each date noted above.

In response to the Staff’s comment, the Company has revised the disclosure on page 131 of the Revised Draft Registration Statement to include the tabular disclosure to address the numerous changes to the quality assurance fund contribution policy.

Financial Guarantee Derivative, page 100

14.	We note your response to comment 22. Please revise to include a rollfoward of activity in the investor reserve funds for each of the periods presented. Please include a separate investor reserve fund rollforward for your three types of investment programs, including programs with fixed investing periods, programs with flexible investing periods and programs featuring step-up returns.

In response to the Staff’s comment, the Company has revised the disclosure on page 103 of the Revised Draft Registration Statement to include a rollforward of the activity in the investor reserve funds for the periods presented, separated for each type of investment program.

15.	Please revise to discuss when your financial guarantee derivative would be an asset versus a liability, what the key drivers are that would cause a fair value increase or decrease and whether a fair value increase results in a gain or loss in other income.

The Company respectfully advises the Staff that the Company will record a derivative asset when the investment program is expected to outperform the expected rate of return (i.e., investors are expected to make contributions to the investor reserve funds). If the opposite occurs, this will result in a derivative liability (i.e., funds are expected to be paid out from the investor reserve funds to make up for the shortfalls in investment returns).

The Company also respectfully refers the Staff to the response to comment 29 in relation to the detailed determination of the fair value of financial guarantee derivative for the key drivers of the fair value measurement.

In response to the Staff’s comment, the Company has revised the disclosure on page 102 of the Revised Draft Registration Statement to discuss this additional information.

Securities and Exchange Commission

June 28, 2017

Fair Value of Preferred Shares, page 101

16.	Please tell us why you estimate the volatility and the discount rates used to compute the cost of capital based on six publicly traded companies in the United States. More specifically, please tell us why you assume that these six public companies are comparable in terms of geography, regulatory environment, stage of their business lifecycle, size and operating history. Please also tell us the names of the six public companies that you assumed are comparable companies.

The Company respectfully advises the Staff that the names of the six public companies that were selected as comparable companies are:

•	World Acceptance Corporation (NASDAQ: WRLD)

•	PRA Group, Inc. (NASDAQ: PRAA)

•	Green Dot Corporation (NYSE: GDOT)

•	Noah Holdings Limited (NYSE: NOAH)

•	Boston Private Financial Holdings, Inc. (NASDAQ: BPFH)

•	Fiserv, Inc. (NASDAQ: FISV)

In performing the valuation, the Company considered its business nature and characteristics: it operates an online platform in China’s online consumer finance industry, otherwise known as the “peer-to-peer” lending industry, which is a subset of China’s financial industry. The Company was founded in June 2007 with an operating history around ten years in China.

Based on the business nature and characteristics of the Company, the Company initially set up the following criteria for identifying comparable companies:

•	Geography: core business located in China or the U.S.

•	Regulatory environment: subject to regulations applied to financial institutions

•	Stage of business lifecycle: at emerging and fast growing development stage

•	Size: small to medium in terms of market capitalization

•	Business: operates an online lending platform

Securities and Exchange Commission

June 28, 2017

The Company considered that in terms of volatility and cost of capital, the most important criteria for selecting comparable companies should be similar business nature. In this regard, the Company screened out the above mentioned six comparable companies listed in the U.S. that have similar business nature to the Company while having more than three years of listing history.

The specific reasons the Company selected these six companies as comparable companies are as follows:

•	World Acceptance Corporation

World Acceptance Corporation engages in small-loan consumer finance business in the United States and Mexico, and was founded in 1962 with extensive operating history. Though it operates in a different geography and is in a different stage of business lifecycle, it offers short-term small and medium-term larger installment loans to individuals, which is similar to the Company’s business.

•	PRA Group, Inc.

PRA Group, Inc. is engaged in the collection and management of portfolios of nonperforming consumer loans in the Americas and Europe. Founded in 1996, it has a long operating history. Although it does not operate in the same geography as the Company, it has business in the collection and management of portfolios of peer-to-peer lending products.

•	Green Dot Corporation

Green Dot Corporation, incorporated in 1999, provides personal banking for the masses. Though the geography and operating history is not comparable, it provides consumer loans to individuals, which is similar to the business of the Company.

•	Noah Holdings Limited

Noah Holdings Limited, founded in 2005, through its subsidiaries, operates as a wealth management service provider with focus on wealth investment and asset allocation services for high net worth individuals and enterprises in China. It provides short-term financing products and peer-to-peer lending for individuals through the internet, which are similar to the business of the Company. Noah Holdings Limited is therefore seen as the closest comparable company, as it operates in the same geographical market and has a shorter operating history.

•	Boston Private Financial Holdings, Inc.

Boston Private Financial Holdings, Inc. only operates in the United States, however it offers loan to individuals which is similar to the business of the Company. It was incorporated in 1987 and has ample operating history.

•	Fiserv, Inc.

Fiserv, Inc., founded in 1984, provides financial services technology worldwide. Though not solely concentrated in China, it has loan origination service which is similar to the business of the Company.

Securities and Exchange Commission

June 28, 2017

Our Competitive Strengths, page 114

17.	You disclose that your borrower base has experienced robust growth, from over 135,000 in 2014 to over 666,000 in 2015 and further to approximately 3.4 million in 2016. You also disclose that as of December 31, 2016, you had approximately 3.7 million unique borrowers. Please revise to clarify your number of borrowers.

The Company respectfully advises the Staff that the number of unique borrowers at a certain point in time, such as December 31, 2016, refers to the cumulative number of borrowers whose loans on the Company’s platform had been funded before such point in time, whereas the number of unique borrowers in a given period refers to the total number of borrowers whose loans were funded during such period. In response to the Staff’s comment, the Company has defined these terms on page 8 of the Revised Draft Registration Statement.

Massive data and sophisticated big-data analytics capabilities, page 114

18.	You disclose that you distill over 1,000 variables to present a 360-degree user profile of our borrowers. Please disclose how you revise or modify your loan underwriting and the segmented pricing for your loans and services based on the 360-degree user profile of your borrowers. Please also disclose whether the 360-degree user profile of the average borrower in your eight segments is improving, deteriorating or is neutral at December 31, 2016 and March 31, 2017.

The Company respectfully advises the Staff that the Company tracks vintage delinquency data for the first seven segments in its credit grid to monitor borrower profile and control overall credit risk of loans on its platform. Comparisons between 2015 vintage (i.e., loans facilitated in 2015) and 2016 vintage (i.e., loans facilitated in 2016) among loans with the same credit level shows that with the exception of credit Level VII which deteriorated slightly, profile for borrowers falling under other credit levels remains relatively neutral with vintage delinquency rates changes ranging from plus or minus 30 basis points. The delinquency rate for 2016 vintage for credit Level VII loans, which account for 1.5% of the total volume of loans facilitated in 2016, is 165 basis points higher than that of the 2015 vintage.

The Company reviews and modifies its segmented pricing from time to time, taking into consideration not only the borrower credit risk but also other factors, such as market interest rates, adequacy of investor protection mechanism and competition in the market. In response to the Staff’s comment, the Company has revised the disclosure on page 130 of the Revised Draft Registration Statement.

Securities and Exchange Commission

June 28, 2017

Highly effective risk management system proven through loan lifecycles, page 115

19.	Please revise to update and provide the applicable information for 2016.

The Company respectfully advises the Staff that vintage delinquency rate for loans facilitated during 2014 and 2015, respectively, is calculated as the volume weighted average of the quarterly vintage delinquency rates at the end of the 12th month following the inception of each loan in an applicable vintage. The comparable data for loans facilitated during 2016 is not available yet because quarterly vintage of loans facilitated in the second, third and fourth quarter of 2016 were not 12 months old as of December 31, 2016. Such data will be available as of December 31, 2017, when the quarterly vintage delinquency rate at the end of the 12th month following the inception of the 2016Q4 vintage becomes available. The Company undertakes to update the relevant disclosure in its future filings with the Commission when the data becomes available.

Our Users

Investors, page 118

20.	Please disclose the percentage of repeat investors in your platform in 2015 and 2016.

The Company respectfully advises the Staff that instead of tracking the number of repeat investors, the Company uses cohort analysis to monitor investment activities on its platform. For this purpose, investors are divided into cohorts according to when they made their first investment—investors making their first investment on the Company’s platform in a same given period are grouped in one cohort. For example, “2014Q1 investor cohort” refers to all the investors who made their first investment on the Company’s platform in the first quarter of 2014. For each investor cohort, the Company collects and analyzes data of their net fund flows—being the net of all cash inflows and outflows. The cash inflows are the funds investors bring to the Company’s platform for investment and the cash outflows are the funds investors withdraw from the Company’s platform. The Company has observed increasing positive net fund flows over time, which demonstrates investors’ high level of stickiness and growing confidence in the Company’s platform. For example, the cumulative net fund flow of 2014Q1 investor cohort has grown by 328% as of the end of a three-year period subsequent to the first month of investment. Similarly, the cumulative net fund flow of 2015Q1 investor cohort has grown by 192% as of the end of a two-year period subsequent to the first month of investment, and the cumulative net fund flow of 2016Q1 investor cohort has increased by 78% as of the end of one year subsequent to the first month of investment.

In response to the Staff’s comment, the Company has revised the disclosure on pages 8 and 120 of the Revised Draft Registration Statement to include the foregoing.

Securities and Exchange Commission

June 28, 2017

Our Products and Services

Investment services offered to investors, page 120

21.	Please disclose separately the annualized rate of return for your self-discretionary investing tool and for your automated investing tool for 2015 and 2016.

The Company respectfully advises the Staff that self-discretionary investing tool and automated investing tools are merely tools that assist investors in making investment in single loans. In other words, a loan may be funded by both investors who invest in such loan using self-discretionary investing tool and investors who invest in such loan using automated investing tools. Regardless of the investing tools they use, investors ultimately invest in the same assets, i.e., single loans on the Company’s platform. Hence, the Company does not separately track annualized rate of return for investments made through the different investing tools.

Investment programs, page 122

22.	We note your response to comment 16 that any default loan payments made from the quality assurance fund are included in the calculation of actual rate of return for the Quality Assurance Investment Program and the surplus gains for the investment program are paid to you as a management fee. We further note that your system automatically selects loans with higher weighted-average interest rates than the expected rate of return of the investment program to invest in. Please tell us how you considered the fact your system is designed to invest in loans that only meet or exceed the expected rate of return and the quality assurance fund is designed to ensure investors receive all principal and interest on loans invested in, as long as there are sufficient funds, in the determination that the quality assurance fund related to the Quality Assurance Investment Program only reimburses investors for failure of the borrower to satisfy required payment obligations and does not also reimburse them for shortfalls due to underperformance of the investment program.

The Company respectfully advises the Staff that as stated in the Company’s response to comment 16 in its response letter dated May 4, 2017, Quality Assurance Investment Programs only invest in loans that are covered by the quality assurance fund. Put another way, this type of investment program comprises single loans with the quality assurance fund protection. Therefore, so long as quality assurance fund has not been depleted, an investor who invests in the Quality Assurance Investment Program will receive the expected rate of return, primarily because in the event of default, the quality assurance fund will be used to repay the delinquent installment of principal and interest to the investment program, and by extension, the corresponding investors. In the event that market rates decrease significantly such that the system is unable to invest in loans that meet or exceed the expected rate of return, the quality assurance fund would not be used to cover such shortfalls. The quality assurance fund is only used to reimburse investors for defaults in loans (i.e., underperformance of the investment program that is based purely on credit losses), and will not be used to reimburse for other underperformance.

Securities and Exchange Commission

June 28, 2017

23.	Please also revise the disclosures relating to the investment programs to address the following:

•	Disclose that your system automatically selects loans with weighted-average interest rates higher than the expected rate of return of the investment program to invest in;

In response to the Staff’s comment, the Company has revised the disclosure on page 124 of the Revised Draft Registration Statement.

•	Disclose the average investing period for both the fixed and flexible investing programs during 2016 and the most recent interim period;

In response to the Staff’s comment, the Company has revised the disclosure on page 124 of the Revised Draft Registration Statement.

•	Disclose that default loan payments made from the Quality Assurance funds are included in the calculation of the actual rate of return for the Quality Assurance Investment Program; and

In response to the Staff’s comment, the Company has revised the disclosure on page 124 of the Revised Draft Registration Statement.

•	Disclose how the fair value of the invested assets is determined for both the flexible and step-up investment programs.

In response to the Staff’s comment, the Company has revised the disclosure on page 95 of the Revised Draft Registration Statement.

Securities and Exchange Commission

June 28, 2017

Investor Reserve Funds, page 129

24.	We note your disclosure that funds in an amount equal to a certain percent of the total principal amount of the underlying loans are set aside into the relevant investor reserve fund. You also state that upon completion of an investment program excessive returns, if any, net of the investor reserve that is set aside will be distributed to the investors. Please reconcile this statement to your disclosure on page 96 and in response to comment 16 that any surplus gains, less 0.1% of the principal amount invested, are contributed to the investor reserve fund. For example, clarify the difference between excessive returns and surplus gains, and which is meant to describe the amount above the cap described on page 94.

The Company respectfully advises the Staff that the term “surplus gain” used on page 98 of the Revised Draft Registration Statement refers to the amount that the actual rate of return of an investment program exceeds its expected rate of return, and is not meant to describe “excessive returns,” which is the amount above the cap described on page 96 of the Revised Draft Registration Statement. A portion of the “surplus gain” equal to 0.1% of the principal amount invested will be paid to the Company as its management fee. If the remaining portion of the “surplus gain” is under the cap described on page 96 of the Revised Draft Registration Statement, the entire remaining portion will be contributed to the investor reserve funds. If the remaining portion of the “surplus gain” is above the cap, the excessive return, being the amount above the cap, will be distributed to the investors.

In response to the Staff’s comment, the Company has revised the disclosure on pages 98 and 132 of the Revised Draft Registration Statement to clarify the meaning of these two terms.

Notes to Consolidated Financial Statements

Note 2(j) Fair Value Measurement, page F-16

25.	We note that short term investments would seem to consist of both time deposits and money market funds. Please address whether there should be two classes of assets under ASC 820-10-50-2B. In addition, address what is unique in regard to these assets that there are no quoted prices for these assets.

The Company respectfully advises the Staff that the Company has considered the guidance under ASC 820-10-50-2B, and believes that both the time deposits held in 2015 and money market funds held in 2016 share a similar nature and characteristics in the way that both share a similarly low risk profile and are relatively liquid. The time deposits are offered by various banks in China at different interest rates, and therefore the Company determined there are quoted prices for identical items, but no active market exists. Money market funds offered by asset managers in China typically comprise time deposits and bonds that do not have quoted prices on the active market. Further, the unit price of the money market fund held by the Company is set at a par value of RMB1.00, with the share units adjusted to reflect fair value. As such, while there are quoted prices for the money market fund, it is not unadjusted. Therefore it was determined that both these assets should be classified as a Level 2 instrument within the fair value hierarchy.

Securities and Exchange Commission

June 28, 2017

While the Company believes that the time deposits and money market funds have similar characteristics and risks and are categorized in the same level of the fair value hierarchy, in response to the Staff’s comment, the Company has revised the disclosure on pages F-17 and F-18 of the Revised Draft Registration Statement to disaggregate these two classes of assets and presented them separately in response to the Staff’s comment.

Based on the above discussion of how a Level 2 fair value classification is determined, the Company does not believe there is anything unique in regard to these assets (i.e., the time deposits held in 2015 and the money market funds in 2016).

26.	You disclose on page F-18 that a significant change in expected default rates could result in a significant change in fair value of the financial guarantee derivatives. Please clarify whether an increase in the expected default rate would increase or decrease the fair value of the financial guarantee and whether there are interrelationships between the expected default rate and any other unobservable inputs. Refer to ASC 820-10-50-2g.

The Company respectfully advises the Staff that the Company has considered the guidance referenced by the Staff. An increase in the expected default rate would result in an increase in the fair value of the financial guarantee derivative liability (or a decrease of the fair value if it is in a derivative asset position), which would result in a loss recorded in other income. A decrease in the expected default rate would result in the opposite. Aside from the expected default rate, the Company has also considered the discount rate and early repayment rate in determining the fair value of the financial guarantee derivatives. However, the Company does not believe that there are interrelationships between the expected default rate and any other unobservable inputs. The expected default rate is determined based on the historical performance of loans with similar tenure and of similar credit worthiness. The discount rate is determined based on existing loans on the Company’s platform that are protected by the quality assurance fund. The early repayment rate of borrowers who repay the full principal and interest amount ahead of schedule is largely dependent on the market rate.

Securities and Exchange Commission

June 28, 2017

Note 2(p) Quality assurance fund payable and receivable, page F-21

27.	We note your response to comments 20 and 37. Please address the following:

•	Provide us with the journal entries recorded on day one when the guarantee and related receivable are established, the subsequent entries to record the monthly payment of the quality assurance payment and reduction in both the receivable and liability, and the entry to record the difference between the cumulative contributions received and the day one fair value.

In response to the Staff’s request for the journal entries related to the investment programs covered by the quality assurance fund, the Company is including as Appendix I an illustrative example it has prepared that includes all relevant journal entries.

•	Revise the tabular information presented for the quality assurance fund payable, to disclose gross payouts and recoveries separately.

The Company respectfully advises the Staff that the Company has revised the tabular disclosure of the quality assurance fund payable on page F-23 of the Revised Draft Registration Statement to separately disclose the gross payouts and recoveries.

28.	Please also revise to provide a rollforward of the quality assurance fund receivable for the periods presented.

The Company respectfully advises the Staff that the Company has revised the disclosure on page F-23 of the Revised Draft Registration Statement to include a rollforward of the quality assurance fund receivable for the periods presented.

Securities and Exchange Commission

June 28, 2017

Note 2(q) Financial guarantee derivative, page F-23

29.	We note your disclosure that the fair value of the financial guarantee derivative is based on relevant market information and the estimates are calculated with reference to the market rates using industry standard valuation techniques. We further note your reference to the use of a discounted cash flow model that incorporates information about the underlying loans on page F-18 and your response to prior comment 13 that the Type B Management Fee is considered part of the net settlement and therefore included in the overall cash flows related to the investor reserve funds. Please describe in greater detail how you determine the fair value of the financial guarantee derivative and how you determined that all cash flows related to the investment programs covered by the investor reserve fund should be incorporated in the valuation. In addition, please provide us with the journal entries related to the investment programs covered by the investor reserve fund recorded on day 1 of the investment, when the fair value of the guarantee is increased and when it is decreased, and at the end of the program.

The Company respectfully refers the Staff to Annex I – Accounting Analysis previously provided to the Staff for some background information on the business model and commercial arrangements that investors enter into for the investment programs that either provide a guarantee of default or a guarantee of performance (i.e., a specific rate of return).

As described in paragraph 50 of the Annex I – Accounting Analysis, the investor reserve funds do not solely reimburse investors for failure of the borrower to satisfy required payment obligations, but also to reimburse shortfalls due to underperformance of the investment programs. Based on this key characteristic, along with the Company’s assessment of the contract against the definition of a derivative under ASC 815-10-15-83, the Company concluded that such arrangements should be accounted for as derivative contracts. The Company had also previously determined the appropriate unit of account to apply the fair value standards of derivative assets and liabilities to a contract by contact basis (i.e., the unit of accounting is each investment program).

A key factor in determining the fair value of the derivative at the inception of the program is the consideration of the economics of an efficient market with well informed and rational borrowers. A well-informed willing borrower and a well-informed willing investor will only accept a market rate that is commensurate with the associated risk. The borrower will only accept a higher interest rate if such rate is reflective of the credit risk premium of the borrower. Thus the increase in the interest rate will be offset by the incremental credit risk of the borrower, which results in the same market rate as mentioned above. If investment programs on the Company’s platform offer an expected rate of return that is lower than the market rate, investors would not participate in such investment programs. Therefore, the pricing was determined based on a fairly efficient market situation. The situation leads to the market rate accepted by both the investors and borrowers to be the same. Therefore the fair value of an investment program is zero at its inception.

Securities and Exchange Commission

June 28, 2017

In order to reach the conclusion that all cash flows related to the investment programs covered by the investor reserve funds should be incorporated in the valuation of the financial guarantee derivative, the Company considered all of the cash flow components that are involved in the scope of the contract:

Inflow: expected cash flows to be received from the investor upon the borrowers’ repayment of principal and interest payments for the loans invested by the program, factoring in expected defaults.

Outflow: the expected payout/settlement to the investors, in the form of repayment of their initial invested capital, interest payment for the expected rate of return, net of the relevant account management fee

Both the inflow and outflow are discounted using the rates that are determined based on the interest rates of existing loans protected by the quality assurance fund (“QAF”) on the Company’s platform.

The Company believes that this set of cash flows should be grouped together for the purposes of accounting these contracts under the scope of derivatives, because the discounted cash flow model must be looked at holistically, and they are subject to the same factors listed below:

•	Forecasted default rate

This affects the cash inflow. If the forecasted default rate decreases, the expected cash inflows from borrowers’ repayment will increase, and vice versa.

•	Discount rate

This affects the fair value as a whole. Although the Company is able to determine the interest rate of QAF loans, it reviews such rate from time to time to reflect any changes in the market and interest dynamics. If market rate goes down, the Company will reduce the interest rate of QAF loans which in turn will reduce the discount rate used in the fair value calculation. When the discount rate goes down, the fair value of the derivative asset goes up or the derivative liability goes down. When the market rate goes up, the Company will increase the interest rate of QAF loan thus decreasing the fair value of derivative assets or increasing the fair value of derivative liabilities.

Securities and Exchange Commission

June 28, 2017

Other factors that impact the fair value measurement include:

•	Early repayment rate

This also affects the cash inflow. Upon early repayment, the Company will have to find alternative loans to ensure the investment program outperforms the expected rate of return. Currently, since the market rate remains stable and the borrowers are very active on the platform, the Company is able to identify the ideal alternative loans to replace the early repaid loans. As such, early repayment rate does not have any material impact on the cash flows.

•	Market rate

This also affects the cash inflow. If the market rate goes down, this may result in more borrowers repaying their loans early. However, with the investment program designed to out-perform the expected rate of return, which was fixed at the inception of the program, the program will need to find alternative loans to ensure the expected rate of return is still met. If the alternative loans carry a lower interest rate due to the lower market rate, the expected cash inflows will be updated to account for this development (i.e., the expected interest rate will decrease).When the market rate increases, the borrowers may not early repay, and the cash inflows will remain the same as expected.

Given the investor reserve fund provides additional protection to investors with respect to the performance of the program, the Company generally does not expect a change in the cash outflow unless the actual experience indicates otherwise.

When the cash inflows exceed the outflows, a financial guarantee derivative asset will be recognized to reflect the net contribution to the investor reserve funds. When there is a shortfall between the cash inflows and outflows, a financial guarantee liability will be recognized to reflect the payout from the investor reserve funds. The financial guarantee liability is capped at the amount of funds available in the investor reserve funds.

In response to the Staff’s request and for a complete illustration of how the valuation is determined, and how the fair value of the derivative will change as a result of a change in factors, please refer to Appendix II for the journal entries related to the investment programs covered by the investor reserve fund.

Securities and Exchange Commission

June 28, 2017

Note 9 Related party balances and transactions, page F-34

30.	We note your disclosure that you have a variable interest, a loan, in PPcredit; however, you do not consolidate it because you do not have the power to direct the activities that most significantly impact its economic performance and you are not the primary beneficiary. We further note that PPcredit was founded by your founders and that you use PPcredit as a data provider. Considering this information, please provide us with your consolidation analysis for PPcredit.

As the Staff noted, PPcredit was established by the founders and an angel investor of the Company (together, “the PPcredit shareholders”). The PPcredit shareholders collectively hold 47.2% of the Company’s total equity interest on an as-converted basis. The Company respectfully advises the Staff that it performed the consolidation analysis of PPcredit pursuant to ASC 810, Consolidation in April 2016 when the Company provided a one-year non-interest bearing loan to PPcredit. The Company then updated the consolidation analysis in November 2016, when the Company provided another one-year non-interest bearing loan to PPcredit. In both instances, the Company concluded that it holds a variable interest in PPcredit. The Company then evaluated whether this entity is a variable interest entity (“VIE”), following the steps prescribed by the guidance.

The Company determined that PPcredit is thinly capitalized and meets the definition of VIE. This determination is based upon the fact that PPcredit does not have any equity at risk. The paid-in capital of PPcredit is required to be funded by the PPcredit shareholders within 10 years of its incorporation. As of both assessment dates, none of the paid-in capital have been funded.

The Company then assessed whether or not it is the primary beneficiary of PPcredit. To be the primary beneficiary, both the power criterion and the losses/benefits criterion must be met. In assessing the power criterion, the Company considered that key activities of PPcredit are decided by the PPcredit shareholders in their own capacity as shareholders of PPcredit and not on behalf of the Company. Decisions for PPcredit are made based upon a simple majority of shareholding percentages. One shareholder of PPcredit, who is also a director of the Company holds 59.4% of the equity interest in PPcredit and, thus, can control PPcredit.

Given that certain of PPcredit shareholders are also the Company’s shareholders, the Company further considered if the PPcredit shareholders could make decisions for the Company. The key activities of the Company are decided by the Board of Directors of the Company. Currently and on both assessment dates, the Company’s Board of Directors consists of 9 members including 5 directors appointed by the common shareholders, who collectively holds 100% of the equity interest in PPcredit, and 4 directors appointed by preferred shareholders (“Preferred Directors”). Key business decision including but not limited to the following requires a prior consent of the Board including the affirmative votes of at least three Preferred Directors:

•	Approving and amending the annual business plan and budget of the Company and any items of expenditure incurred outside of annual budget in excess of US$50,000 per month, individually or in aggregate;

•	Ceasing to conduct or carrying out its business substantially as now conducted by the Company, change of any material part of its business or entering into business that is outside of the ordinary course of business or the business plan; and

•	Any transactions involving the Company and any employees, officers, directors or shareholders of the Company or any other related-party transaction or amendment thereof.

As such, even if the PPcredit shareholders were to vote in concert, they don’t have the power to control the Company. Based on above, the Company concluded that the shareholders of PPcredit don’t have the power to control the Company, and the shareholders of the Company don’t have the power to control PPcredit.

The Company also considered whether its transactions with PPcredit would potentially create any power over PPcredit. In particular, the Company determined that:

•	PPcredit is a self-sustaining entity with separate offices. Additionally, it operates its own independent website without mentioning the Company or any of its subsidiaries or VIEs anywhere on it.

•	PPcredit has a separate and independent management team that oversees and manages the daily business operations, strategy, finance and decision-making. The CEO and CTO of PPcredit are hired externally and are in charge of directing the business of PPcredit. None of the management of the Company makes any ongoing operating decisions or establishes the sales or marketing strategy for PPcredit. PPcredit’s employees are hired independently.

•	The Company can and has obtained credit checking services from other third-party companies in the past. The Company obtained quotes from different vendors and noted that the prices are competitive and comparable. The Company negotiates and enters into formal contractual arrangements with PPcredit as it relates to these credit checking services, as it would with any other vendor.

•	While the Company is one of PPcredit’s key customers, as of both assessment dates, PPcredit expected to and has been expanding its customer base externally and expect to fund its own operation independently. PPcredit expects to have approximately 150 customers in 2017.

As such, the Company concluded that it does not have the power to direct the activities of PPcredit and therefore, is not the primary beneficiary of PPcredit.

Since there has not been a reconsideration event since November 2016, the Company has not performed any updated analysis since that time.

Securities and Exchange Commission

June 28, 2017

Note 11 Disposal of subsidiary, page F-38

31.	We note you sold Shanghai Hepai Investment Management Co., Ltd., “Hepai” to third-parties on September 30, 2016. Please tell us whether post-sale you have a continuing relationship, arrangements or transactions with Hepai including any investment in loans on your platform by Hepai.

The Company respectfully advises the Staff that post-sale, Hepai continues to invest in loan products on the Company’s platform. As of December 31, 2016, Hepai had an aggregate of RMB427.0 million (US$61.5 million) investment balance on the Company’s platform.

*        *        *

Securities and Exchange Commission

June 28, 2017

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com or Jimmy Leung, the audit engagement partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86-21-2323-3355 or via email at jimmy.leung@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Jun Zhang, Chairman and Chief Executive Officer, PPDAI Group Inc.

Simon Tak Leung Ho, Chief Financial Officer, PPDAI Group Inc.

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Jimmy Leung, Partner, PricewaterhouseCoopers Zhong Tian LLP

Sean Fu, Partner, PricewaterhouseCoopers Zhong Tian LLP

Shuang Zhao, Esq., Partner, Cleary Gottlieb Steen & Hamilton LLP

APPENDIX INDEX

Page
Appendix I	Journal entries related to the investment programs covered by the quality assurance fund	Appendix I-1

Appendix II	Journal entries related to the investment programs covered by the investor reserve funds	Appendix II-1

Securities and Exchange Commission

June 28, 2017

Appendix I – Journal entries for loans with quality assurance fund (Under scope of ASC 460, Guarantees)

Assumptions:

1 year loan, principal: $1,000

Loan transaction fee collected upfront: 5% (50)

Effective Interest rate: 8% ($1,000*80%=$80)

Quality assurance fund (QAF) rate: 14%

QAF contribution to the quality assurance fund: 140

QAF receivable (credit adjusted for a 20% credit risk): 112

Fair value of guarantee, including reasonable profit margin: 112

Expected payout from quality assurance fund: 90 (one month payment of principal and interest)

For illustrative purpose, the expected payout from quality assurance fund remained unchanged during the term of the loan. (In practice, we reevaluate the expected payout on a monthly basis.)

The collectability assessment is done separately irrelevant from the guarantee accounting, therefore the related journal entries are not included in below illustration

Amounts to be collected from Borrower at inception:

Loan transaction fee: $50

Amounts to be collected from Borrower on a monthly basis:

Retained in QAF fund:

QAF contribution: $11.7 [140/12 months]

To investors:

Monthly payment of principal and interest: $90

Allocation of loan transaction fee to the two deliverables:

Facilitation service: $40

Post-facilitation service: $10

Scenario 1 - One loan	–	no default
Scenario 2 - One loan	–	default starting from month 11 (i.e. didn’t pay the monthly payment for month 11 and 12)
Scenario 3 - One loan	–	default at month 11 and the company subsequently collect the defaulted payment at month 12, the borrower also pays at month 12 (i.e. in substance, the payment of month 11 was late)
Scenario 4 - One loan	–	early repayment after end of month 6 (in month 7 with 6 months remaining)

At loan inception (for all scenarios)

Dr.	Cash	50
Dr.	Quality assurance fund receivable (representing the credit adjusted amount)	112
Cr.	Quality assurance fund payable (guarantee liability)		112
Cr.	Revenue – loan facilitation service fees		40
Cr.	Deferred Revenue – post-facilitation service fees		10

Subsequent: No default (Scenario 1)

Receipt of QAF contribution: (month 1-9)
Dr.	Restricted Cash	11.7
Cr.	Quality assurance fund receivable		11.7

Appendix I-1

Securities and Exchange Commission

June 28, 2017

Receipt of QAF contribution: (month 10)

At month 10, the cumulative QAF contribution received from the borrower is $117 ($11.7*10 mo.), the $5 ($117-$112(fair value of QAF receivable recognized at inception)) extra contribution received was recognized in P&L as a gain. If the cumulative QAF contribution received exceeds the day one fair value of the QAF receivable, a gain from the quality assurance fund will be recorded in the P&L as the loan pays down.

Dr.	Restricted Cash	11.7
Cr.	Quality assurance fund receivable		6.7
Cr.	Gain from the quality assurance fund		5
Receipt of QAF contribution: (month 11 and 12) The QAF contribution received that exceeds the day one fair value of QAF receivable was recognized in P&L as a gain.
Dr.	Restricted Cash	11.7
Cr.	Gain from the quality assurance fund		11.7
Recognition of post-facilitation service over time:(month 1-12)
Dr.	Deferred Revenue – post-facilitation service fees	0.83
Cr.	Revenue – post-facilitation service fees		0.83
Release of liabilities:(month 1)
Dr.	Quality assurance fund payable (guarantee liability)	9.3
Cr.	Gain from quality assurance fund		9.3
Since the remaining balance of guarantee liability after release is $102.7, which is higher than the expected payout of $90, no further entries needed.
Release of liabilities:(month 2)
Dr.	Quality assurance fund payable (guarantee liability)	9.3
Cr.	Gain from quality assurance fund		9.3
Since the remaining balance of guarantee liability after release is $93.4, which is higher than the expected payout of $90, no further entries needed
Release of liabilities:(month 3)
Dr.	Quality assurance fund payable (guarantee liability)	9.3
Cr.	Gain from quality assurance fund		9.3
Since the remaining balance of guarantee liability is $84.1, which is lower than the expected payout of 90, further guarantee liability of $5.9 will be set up.

Dr.	Gain from quality assurance fund	5.9
Cr.	Quality assurance fund payable (guarantee liability)		5.9

Release of liabilities:(month 4-11)

Assume the expected payout doesn’t change, the ASC 460 component of the guarantee liability continues to be released while the ASC 450 component of the guarantee liability, which has not changed continues to be reflected on the balance sheet via a journal entry recorded each period. No net impact to the guarantee liability.

Dr.	Quality assurance fund payable (guarantee liability)	9.3
Cr.	Gain from quality assurance fund		9.3

Dr.	Gain from quality assurance fund	9.3
Cr.	Quality assurance fund payable (guarantee liability)		9.3

Appendix I-2

Securities and Exchange Commission

June 28, 2017

Release of liabilities:(month 12)
Dr.	Quality assurance fund payable (guarantee liability)	90
Cr.	Gain from quality assurance fund		90
At month 12, since the borrower doesn’t default and the loan matures. All remaining guarantee liability will be released given the company is released from the risk of this specific loan.
In summary: the total impact of scenario 1 to the Company’s financial position and result of operation in relation to guarantee accounting of QAF would be:
Dr.	Restricted cash	140
Cr.	Gain from quality assurance fund – release of guarantee liability		112
Cr.	Gain from quality assurance fund – cumulative QAF contribution receipt exceed day one fair value		28

Subsequent: Default starting from month 11 (Scenario 2)

Follow the same monthly entries in the scenario 1 until month 11 when the borrower defaults. When the default occurs, payment to investor from QAF fund are as follows:

Month 11
Dr.	Quality assurance fund payable (guarantee liability)	90
Cr.	Restricted cash		90
Month 12 Assumptions: As the borrower defaults again, 27 (11.7*10mo.-90) will be paid out from the QAF fund as the company’s liability to the investors are limited to the funds available:
Dr.	Quality assurance fund payable (guarantee liability)	27
Cr.	Restricted cash		27

The reevaluation of guarantee liability is not included in the illustration in scenario 2, please refer to scenario 1, release of liabilities section for detail journal entries. After the 27 was paid out from the QAF fund at month 12, the Company has paid out all the QAF contribution receipt from this loan and all previously recognized revenue has been reversed.

In summary: there’s no impact of scenario 2 to the Company’s financial position and result of operation in relation to guarantee accounting of QAF.

Note: Since this is a one loan situation, the Company will not recognize a loss to the quality assurance fund given the Company’s liability to the investors are limited to the funds available. However, in practice, considering there are multiple loans in the QAF pool. A defaulted loan could result in a loss in the quality assurance fund.

Subsequent: Late payment at month 11 (Scenario 3)

Assumption: Successful collection occurs 30 days after default of the month 10 payment. Collection service fee = 0.6% x 90 x 30 days overdue = $16.2. (The receipt of overdue QAF contribution was not included in the entries below, refer to scenario 1 receipt of QAF contribution for detail journal entries.) Upon successful collection, the overdue principal and interest of 90 goes back to the quality assurance fund.
Dr.	Restricted cash	90
Cr.	Quality assurance fund Payable (guarantee liability)		90

Appendix I-3

Securities and Exchange Commission

June 28, 2017

Immediately after the successful collection, the Company then reevaluate the expected payment at this point and compare to the ASC 460 component of the guarantee liability. The higher of the expected payout and the ASC 460 component would be recorded as the guarantee liability. The change in the guarantee liability is charged to the “Gain from quality assurance fund”. Refer to scenario 1, release of liability section for example for detail journal entries.
Dr.	Cash	16.2
Cr.	Other revenue – collection fees		16.2

In summary: the total impact of scenario 3 to the Company’s financial position and result of operation in relation to guarantee accounting of QAF would be:

Dr.	Restricted cash	140
Cr.	Gain from quality assurance fund – release of guarantee liability		112
Cr.	Gain from quality assurance fund – cumulative QAF contribution receipt exceed day one fair value		28

Subsequent: When borrower early repays in full (Scenario 4)

Following the same monthly entries in scenario 1 until after month 6 when the borrower early repays in full.

Assumption: After the end of month 6, the borrower has already repaid 50% of its repayment, and decides to early prepay the remaining balance. The borrower must pay the remaining balance of the QAF contribution in full ($70.2 =$ 11.7 x 6 months, $69.8 will be used in the journal entry due to rounding).

Dr.	Restricted cash [$11.7 x 6 mo.]	69.8
Cr.	Quality assurance fund receivable [$112-$11.7 x 6 mo.]		41.8
Cr.	Gain from the quality assurance fund		28
Release of liabilities
Dr.	Quality assurance fund payable (guarantee liability)	90
Cr.	Gain from quality assurance fund		90
All guarantee liability will be released given the company is released from the risk of this specific loan as the borrower has paid in full.

In summary: the total impact of scenario 4 to the Company’s financial position and result of operation in relation to guarantee accounting of QAF would be:

Dr.	Restricted cash	140
Cr.	Gain from quality assurance fund – release of guarantee liability		112
Cr.	Gain from quality assurance fund – cumulative QAF contribution receipt exceed day one fair value		28

Appendix I-4

Securities and Exchange Commission

June 28, 2017

Appendix II – Journal entries for investment program with investor reserve fund (Under scope of ASC 815, Derivatives)

Assumptions:

A total of 100 investors participate in the investment program that is covered by the Investor Reserve Fund (“IRF”), each individual investor contributes investment capital of $1,200 with an expected return of 10% for a fixed investing term of 12 months. Therefore, the total aggregate invested capital in the investment program is $120,000 (100 x $1,200). The restricted cash balance related to the investor reserve fund is $5,000 at the inception of the investment program. Discounting factor is excluded in this illustration.

Total invested capital: $120,000

Expected rate of return: 10% ($12,000)

Expected final payout: $132,000 ($1,320 per investor)

At loan inception
Because the price of the derivative is determined based of market fair value, the fair value of the derivative is 0 at day 1.
Dr.	Financial guarantee derivative	—
Cr.	Fair value change of financial guarantee derivatives		—

At the end of the first month

Assumption: The expected net interest inflow from the loans invested (nominal interest net of any default losses) of the investment program is estimated to be 12% of the total invested funds of $120,000, given the expected return of the investment program is 10% of the invested funds of $120,000, there is a 2% extra earning (i.e. net contribution to the IRF fund):

Dr.	Financial guarantee derivative [100 x $1,200 x (12%-10%)]	2,400
Cr.	Fair value change of financial guarantee derivatives (P&L account)		2,400

Assumption: No change in the fair value estimate between the second month until the fifth month

At the end of the sixth month

Assumption: The market interest rate decreases due to market condition changes. As a result, the expected net interest inflow from the underlying portfolio is reduced to 7% of the total invested capital, given the expected return of the investment program remained at 10% of the invested funds of $120,000, there is a shortfall of 3% (i.e. payment out of the IRF should there be enough funds available). The fair value of the derivative is reduced by 5% (12%-7%=5%) of the invested capital:
Dr.	Fair value change of financial guarantee derivatives (P&L account) [100 x $1,200 x (12%-7%)]	6,000
Cr.	Financial guarantee derivative		6,000

Assumption: No change in the fair value estimate between the sixth month till the eleventh month

Appendix II-1

Securities and Exchange Commission

June 28, 2017

At the end of the eleventh month

Assumption: There is a financial crisis, the expected net interest inflow of the underlying portfolio further reduced to 2%. Given the expected return of the investment program remained at 10% of the invested capital of $120,000, the shortfall is 8% (10% less 2%). The fair value of derivative is reduced by 5% (7%-2%=5%) of the invested capital. However, since there is only $5,000 in the investor reserve fund, the derivative liability is capped at $5,000:
Dr.	Fair value change of financial guarantee derivatives (P&L account) [5,000-3,600]	1,400
Cr.	Financial guarantee derivative		1,400

At the end of the twelfth month

Assumption: No change in the estimated net interest income, the investors get 2% return from the underlying investments and get compensated from the investor reserve fund for the $5,000 restricted cash available in the IRF:
Dr.	Financial guarantee derivative	5,000
Cr.	Restricted cash		5,000

Appendix II-2